FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 30, 2015 of Diana Containerships Inc. (the "Company") announcing the Company's financial results for the second quarter ended June 30, 2015 and declaring a cash dividend on its common stock.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission with an effective date of August 13, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: July 31, 2015	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com

For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2015

DECLARES CASH DIVIDEND OF $0.0025 PER SHARE
FOR THE SECOND QUARTER

ATHENS, GREECE, July 30, 2015 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today reported net income of $0.9 million for the second quarter of 2015, compared to net income of $0.6 million for the respective period of 2014.
Time charter revenues, net of prepaid charter revenue amortization, were $17.3 million for the second quarter of 2015, compared to $12.5 million for the same period of 2014, mainly due to the enlargement of our fleet, resulting from the acquisition of five vessels from September 2014 to April 2015, partly offset by reduced time charter rates.
Net income for the six months ended June 30, 2015 amounted to $0.4 million, compared to net income of $0.9 million for the same period of 2014. Time charter revenues, net of prepaid charter revenue amortization, for the six months ended June 30, 2015, amounted to $31.2 million, compared to $26.0 million for the same period of 2014.
Dividend Declaration
The Company has declared a cash dividend on its common stock of $0.0025 per share with respect to the second quarter of 2015. The cash dividend will be payable on or around September 9, 2015 to all shareholders of record as at August 18, 2015. As of June 30, 2015 the Company had 73,890,581 shares of common stock issued and outstanding.

Fleet Employment Profile (As of July 30, 2015)
Currently Diana Containerships Inc.'s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers	Redelivery Date to Owners***	Notes
BUILT TEU
9 Panamax Container Vessels
SAGITTA	A	$7,825	1.25%	A.P. Møller - Maersk A/S	14-Nov-14	14-Sep-15 - 14-Nov-15	1,2
2010 3,426
CENTAURUS	A	$7,650	5.00%	Maersk Line A/S	22-Feb-15	20-Aug-15 - 22-Oct-15	3
2010 3,426
YM LOS ANGELES	B	$21,000	US$350 per day	Yang Ming (UK) Ltd.	9-Apr-15	19-Oct-16 - 19-Feb-17	4,5
2006 4,923
YM NEW JERSEY	B	$21,000	US$350 per day	Yang Ming (UK) Ltd.	22-Apr-15	24-Sep-16 - 24-Jan-17	4,6
2006 4,923
PAMINA		$9,500	5.00%	The Shipping Corporation of India Ltd.	28-Nov-14	11-Apr-15	7
(ex Santa Pamina)
		$15,325	4.00%	Zim Integrated Shipping Services Ltd	21-May-15	21-Mar-16 - 21-May-16
2005 5,042
CAP DOMINGO	C	$9,900	3.75%	Rudolf A. Oetker KG	23-Dec-14	24-Dec-15 - 8-Mar-16	8,9
(ex Cap San Marco)
2001 3,739
CAP DOUKATO	C	$9,900	3.75%	Rudolf A. Oetker KG	23-Dec-14	23-Jan-16 - 23-Apr-16	8
(ex Cap San Raphael)
2002 3,739
APL GARNET		$27,000	0%	NOL Liner (Pte) Ltd.	19-Nov-12	20-Aug-15 - 19-Oct-15	4
1995 4,729
HANJIN MALTA		$25,550	US$150 per day	Hanjin Shipping Co. Ltd.	15-Mar-13	30-Mar-16 - 15-May-16	4
1993 4,024
6 Post - Panamax Container Vessels
PUELO	D	$27,900	US$150 per day	CSAV Valparaiso	23-Aug-13	1-Aug-15 - 5-Aug-15	3,10,11
2006 6,541
PUCON	D	$27,900	US$150 per day	CSAV Valparaiso	20-Sep-13	19-Aug-15	12,13,14
		$17,000	3.75%	Hapag-Lloyd AG	20-Aug-15	10-May-16 - 20-Jul-16
2006 6,541
YM MARCH	E	$12,000	0%	Yang Ming (UK) Ltd.	12-Sep-14	15-May-15	15
		$17,200	3.75%		16-May-15	15-Aug-15 - 15-Oct-15	16
2004 5,576
GREAT	E	$17,475	2.50%	Yang Ming (UK) Ltd.	27-Mar-15	14-Jul-15	17,18
(ex YM Great)
2004 5,576
HAMBURG	F	$14,000	3.75%	MSC-Mediterranean Shipping Co. S.A., Geneva	15-Nov-15	13-Jan-16 - 13-Mar-16	19
2009 6,494
ROTTERDAM	F	-	-	-	-	- - -	20
2008 6,494

*	Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
**	Total commission paid to third parties.
***	Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.
1
In October 2014, the Company agreed to extend as from November 14, 2014 the previous charter party with A. P. Møller - Maersk A/S for a period of minimum 10 months to maximum 12 months at a gross charter rate of US$7,825 per day.

2	As per Novation Agreement signed in January 2015, with effect from February 1, 2015, charterers have changed to Maersk Line A/S.
3	Based on latest information
4
For financial reporting purposes, an asset is recognized upon the delivery of the vessel which represents the difference between the current fair market value of the charter and the net present value of future contractual cash flows. This asset is amortized over the period of the time charter agreement and is set off against the corresponding revenues during the same period.

5
The charterer has the option to employ the vessel for a further twenty-two (22) to twenty-six (26) month period at the same daily gross charter rate less US$350 per day commission paid to third parties. The optional period if exercised will start on December 19, 2016 and must be declared six (6) months prior to this date.

6
The charterer has the option to employ the vessel for a further twenty-two (22) to twenty-six (26) month period at the same daily gross charter rate less US$350 per day commission paid to third parties. The optional period if exercised will start on November 24, 2016 and must be declared six (6) months prior to this date.

7	Vessel on scheduled drydocking from April 11, 2015 to May 5, 2015.
8	Reederei Santa Containerschiffe GmbH & Co. KG has agreed to novate the time charter contract to Rudolf A. Oetker KG.
9	Vessel presumed sold to be delivered to its new owners by mid-March 2016. However, the closing of this sale is subject to buyer's Board of Directors approval not later than September 4, 2015.
10
In case the vessel is redelivered to the Company in any date between the initially agreed earliest redelivery date, February 23, 2015, and the maximum redelivery date, February 23, 2016  then the charterers will pay a lump sum equivalent to US$6,000 per day to the owners for the outstanding period between the actual redelivery date and up to February 23, 2016.

11
Charterers changed to Norasia Container Lines Limited, as per Novation Agreement signed in September 2014 with a retroactive effect from July 1, 2014. As per same Novation Agreement, with effect from February 1, 2015, charterers have changed to Hapag-Lloyd AG.

12
The charterers will pay the owners a compensation for the early redelivery of the vessel equal to the amount of US$6,000 per day for the outstanding period between August 20, 2015 and up to March 20, 2016.

13
Charterers changed to Norasia Container Lines Limited, as per Novation Agreement signed in September 2014 with a retroactive effect from July 1, 2014. As per same Novation Agreement, with effect from April 28, 2015, charterers have changed to Hapag-Lloyd AG.

14
In July 2015, the Company agreed to extend as from August 20, 2015 (00:01) the previous charter party with Hapag-Lloyd AG for a period of up to minimum May 10, 2016 to maximum July 20, 2016 at a gross charter rate of US$17,000 per day.

15	Charterers have exercised their right to add the off hire days and therefore the optional period has been extended up to May 15, 2015 (24:00).
16
In April 2015, the Company agreed to extend as from May 16, 2015 (00:01) the previous charter party with Yang Ming (UK) Ltd. for a period of up to minimum August 15, 2015 to maximum October 15, 2015 at a gross charter rate of US$17,200 per day.

17
In February 2015, the Company agreed to extend as from March 27, 2015 the previous charter party with Yang Ming (UK) Ltd. for a period of minimum 3 months to maximum 5 months at a gross charter rate of US$17,475 per day.

18	Currently without an active charterparty.
19	Expected date of delivery to the Company.
20	Expected date of delivery to the Company by mid-September 2015.

Summary of Selected Financial & Other Data

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues, net of prepaid charter revenue amortization	$17,337	$12,531	$31,218	$25,987
Voyage expenses	411	72	616	160
Vessel operating expenses	9,663	6,203	17,994	12,833
Net income	891	633	388	935
FLEET DATA
Average number of vessels	12.7	8.0	11.8	8.3
Number of vessels	13.0	8.0	13.0	8.0
Ownership days	1,153	728	2,143	1,499
Available days	1,129	728	2,078	1,499
Operating days	1,114	728	2,059	1,491
Fleet utilization	98.7%	100.0%	99.1%	99.5%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$14,992	$17,114	$14,727	$17,229
Daily vessel operating expenses (2)	$8,381	$8,521	$8,397	$8,561

_______________________
(1)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, July 30, 2015.

Investors may access the webcast by visiting the Company's website at www.dcontainerships.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13614336.

About the Company
Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
REVENUES:	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$20,012	$15,440	$35,700	$31,812
Prepaid charter revenue amortization	(2,675)	(2,909)	(4,482)	(5,825)
Time charter revenues, net	17,337	12,531	31,218	25,987

EXPENSES:
Voyage expenses	411	72	616	160
Vessel operating expenses	9,663	6,203	17,994	12,833
Depreciation and amortization of deferred charges	3,232	2,462	6,145	4,915
General and administrative expenses	1,447	1,478	2,851	3,128
Loss on vessels' sale	-	-	-	695
Foreign currency losses / (gains)	29	19	(55)	5
Operating income	2,555	2,297	3,667	4,251

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,684)	(1,690)	(3,346)	(3,358)
Interest income	20	26	67	42
Total other expenses, net	(1,664)	(1,664)	(3,279)	(3,316)

Net income	$891	$633	$388	$935

Earnings per common share, basic and diluted	$0.01	$0.02	$0.01	$0.03

Weighted average number of common shares, basic	72,870,369	36,132,530	72,834,161	35,812,135

Weighted average number of common shares, diluted	72,974,322	36,132,530	72,928,083	35,812,135

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$891	$633	$388	$935

Comprehensive income	$891	$633	$388	$935

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	June 30, 2015	December 31, 2014
ASSETS

Cash, cash equivalents and restricted cash	$57,588	$91,873
Vessels' net book value	337,359	306,094
Other fixed assets, net	1,044	1,089
Prepaid charter revenue	7,882	6,364
Other assets	7,537	3,843
Total assets	$411,410	$409,263

LIABILITIES AND STOCKHOLDERS' EQUITY

Bank debt, net of unamortized deferred financing costs	$98,395	$98,298
Related party financing	51,181	50,867
Other liabilities	4,950	3,655
Total stockholders' equity	256,884	256,443
Total liabilities and stockholders' equity	$411,410	$409,263

OTHER FINANCIAL DATA

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$5,428	$6,000	$9,063	$11,540
Net Cash provided by / (used in) Investing Activities	(34,284)	568	(42,979)	9,352
Net Cash used in Financing Activities	(184)	(1,516)	(369)	(2,516)